Apollo Global Management, LLC

9 West 57th Street

New York, New York 10019

November 25, 2015

VIA EDGAR

Hugh West

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Global Management, LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35107

Dear Mr. West:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated November 10, 2015 (the “Comment Letter”), to the above referenced annual report on Form 10-K (the “Form 10-K”) of Apollo Global Management, LLC (the “Company,” “we” or “our”). The Company has submitted, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with a response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Item 1. Business, page 6

1.	We note your response to prior comment 1. Please confirm that you will include this definition and discussion of a “relying advisor” in future filings.

Response to Comment 1

The Company will include in future filings the definition and discussion of “relying advisor” consistent with the response to prior comment 1.

Item 11. Executive Compensation, page 243

2.	We note your response to prior comment 6. We note that your discretionary bonuses are part of variable compensation and that your Managing Partners typically consider the type, scope and level of responsibilities of your executive officers when determining their variable compensation.

Please tell us what specific factors the Managing Partners considered this year when determining that Mr. Zelter would receive a cash bonus. Also tell us the specific factors that the Managing Partners considered when deciding upon the amount of the cash bonus.

In addition, please include in future filings the specific factors the Managing Partners consider each year when making bonus decisions. For example, for each named executive officer eligible for variable compensation, you should discuss the scope and level of their responsibilities and the Managing Partners’ assessments of each named executive officer’s individual performance as well as the performance of their departments or divisions and the individual’s impact on your overall operating performance and potential to contribute to long-term shareholder value.

Response to Comment 2

Mr. Zelter is the managing director of the Company’s credit business. The business spans the globe, providing investment management services to funds and accounts that invest in a diverse array of credit investments, including senior loans (secured and unsecured) and notes, mezzanine loans, subordinated notes, non-performing loans, distressed and stressed credit, insurance sector opportunities and other credit investments.

During 2014, Mr. Zelter oversaw growth in the Company’s credit business, which expanded the investment opportunities it offers to fund investors. As of December 31, 2014, the total AUM and Fee-Generating AUM of the Company’s credit business were, respectively, $108.4 billion and $92.2 billion, compared to $100.9 billion and $88.2 billion a year earlier.

The total amount available to be paid to senior credit investment professionals, including Mr. Zelter, as discretionary compensation in 2014 was in part determined by the overall performance of the credit management business. In considering whether to award Mr. Zelter a cash bonus for 2014 and the amount of any such bonus, the Managing Partners assessed Mr. Zelter’s leadership of the Company’s credit business during that year and believed that such efforts had a positive effect on the credit business and would contribute to long-term shareholder value. In determining the amount of the bonus, the Managing Partners also considered competitive market dynamics, Mr. Zelter’s responsibility for an expanded scope of investment management activities, his prior-year compensation, the other compensation he would be receiving for 2014, his active participation in managing a team of senior investment professionals, his corporate citizenship and his role in the Company’s success.

In future filings, we will include the specific factors the Managing Partners consider each year when making bonus decisions.

Investment in Apollo Funds, page 263

3.	We note your response to prior comment 9. You indicate that all of the senior Apollo professionals and certain of your other key employees have “the opportunity to invest in [y]our funds.” Please clarify whether these senior Apollo professionals’ and certain other key employees’ investments are also not subject to management fees and in certain circumstances are not subject to carried interest in the same manner as your officers and directors investments.

If not, please explain how this fact impacts your belief that these benefits are not required to be disclosed as perquisites and personal benefit in the summary compensation table.

Response to Comment 3

We confirm that senior Apollo professionals and other employees offered the opportunity to invest in our funds are offered such opportunity in the same manner as our officers and directors with regard to exemptions from management fees and carried interest.

Accordingly, we believe that this disclosure is appropriately excluded from disclosure as a perquisite or personal benefit in the summary compensation table.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Respectfully submitted,

/s/ Martin Kelly
Martin Kelly Chief Financial Officer